MAXCOM TELECOMUNICACIONES, S.A.B de C.V.
STRENGHTENS ITS CORPOARE STRUCTURE

Mexico City, January 28, 2010  -- Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom” or the “Company”) (NYSE: MXT; BMV: MAXCOMCPO.MX), announced today that its shareholders have approved a new corporate structure, appointing William Nazaret as Maxcom’s new Chief Executive Officer, effective immediately, and also appointing Eduardo Vázquez Arroyo as Executive President of the Company, a position newly created in the Board of Directors.  The Executive President will serve as a permanent communication link between the management and the Board in all strategic decisions of the Company, and will be in charge of overseeing the management team. William Nazaret joined the company in March of 2009 and held the position of COO for the past 11 months. Eduardo Vazquez held the CEO position for 15 months since October of 2008.

Mr. Nazaret was most recently Director of Brightstar Corporation. Prior to that, he served as Chief Executive Officer and President of Central America for Digicel in El Salvador; and Chief Executive Officer and President of Digitel in Venezuela. Earlier in his career, William served as Chief Executive Officer of Intellisense in the United States, Vice President of Time Warner Cable, Senior Information Technology Sales Executive for Sun Microsystems, Chief Technology Officer for ECCS and Technical Staff Member for AT&T Bell Laboratories. He began his career at the Massachusetts Institute of Technology as a Faculty Member. Mr. Nazaret has a Master’s Degree and Ph.D. in Statistical Computing from the University of California at Berkeley and has a Bachelor’s Degree from Universidad Simón Bolivar in Venezuela.

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 About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information please contact:

Juan Carlos Sotomayor México, D.F., México (52 55) 4770-1170 juan.sotomayor@maxcom.com
This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

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